

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 18, 2008

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

RE: Och-Ziff Capital Management Group LLC
Form 10-K for the fiscal year ended December 31, 2007
Filed March 26, 2008
File #1-133805

Dear Mr. Frank:

We have reviewed your response letter dated November 5, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
General

1. We note your response to our prior comment six and the additional disclosures you have included. We continue to believe that you should revise future filings to include more specific and quantitative information regarding how significant withdraws from your funds and fund performance impacts your revenues and expenses. For example, we note your disclosure on page 30 of your Form 10-Q for the quarterly period ended September 30, 2008 that you incurred $718.5 million in redemptions in September 2008 and that you experienced performance-related depreciation of $2.5 billion in the quarter then ended. However, it does not appear that you have provided specific quantitative information regarding how these withdraws and depreciation impacted your operating results during the period presented.

Tax Receivable Agreement, page 38

2. We note your response to our prior comment eight. Given that your tax
    receivable agreement represents a significant obligation, we continue to believe
    that it should be reflected within your contractual obligations table. You may also
    include a footnote which discusses the uncertainties surrounding the timing and
    amounts related to this obligation.

Critical Accounting Policies and Estimates, page 41
Income Taxes, page 44

3. We note your response to our prior comment eleven. As previously requested,
    please revise your disclosure in future filings to quantify your reliance on future
    taxable income and to explain the material assumptions you used to determine
    realization of the deferred tax asset is more likely than not..

Form 10-Q for the period ended September 30, 2008
Liquidity and Capital Resources, page 37

4. We note your disclosure that you expect your existing cash resources to be
    sufficient to meet your anticipated working capital and capital expenditure
    requirements for at least the next twelve months. In future filings, please address
    the sources of cash that are available to support all your liquidity requirements for
    the next twelve months and address any other material use of cash during the next
    twelve months. Please explain how you determined existing cash resources will
    be sufficient to meet your short-term needs. For example, it may be useful for
    investors in understanding your liquidity position if you provide detailed and
    quantified disclosures about significant changes in each source of cash inflows
    from period to period and the impact of these changes on your liquidity and
    capital resources as well as how you determined that these sources will be
    sufficient to meet your current and long-term liquidity needs.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your
responses to our comments.

If you have any questions regarding comments on the financial statements and
related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-

3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief